Filed by Caladrius Biosciences, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, amended
Subject Company: Caladrius Biosciences, Inc.
Commission File No.: 001-33650


The Evolution of
caladrius
BIOSCIENCES
into
LISATA
THERAPEUTICS
David J. Mazzo, PhD
President & Chief Executive Officer
August 15, 2022 | Nasdaq: CLBS

Hello. This is David Mazzo, President and CEO of Caladrius Biosciences here to provide you with a summary of the information from the proxy statement/prospectus recently sent to shareholders detailing the proposed merger of Caladrius with Cend Therapeutics with the resulting company to be renamed Lisata Therapeutics. I will highlight the rationale behind the proposed merger and remind you of what shareholders need to do to help us complete the merger process.

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Information regarding disclosures Forward-Looking Statements This presentation contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. In addition, when or if used in this communication, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to Caladrius, Cend or the management of either company, before or after the aforementioned merger, may identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements relating to the timing and completion of the proposed merger; Caladrius’ continued listing on the Nasdaq Capital Market until closing of the proposed merger; the combined company’s listing on the Nasdaq Capital Market after closing of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combined company; the approach Cend is taking to discover and develop novel therapeutics; the adequacy of the combined company’s capital to support its future operations and its ability to successfully initiate and complete clinical trials; the difficulty in predicting the time and cost of development of Cend’s product candidates; the nature, strategy and focus of the combined company; the executive and board structure of the combined company; and expectations regarding voting by Caladrius’ and Cend’s stockholders. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Caladrius and Cend to consummate the transaction; risks related to Caladrius’ ability to correctly estimate its operating expenses and its expenses associated with the transaction; the ability of Caladrius or Cend to protect their respective intellectual property rights; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Caladrius’ Annual Report on Form 10-K filed with the SEC on March 22, 2022. Caladrius can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, Caladrius undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Important Additional Information Will be Filed with the SEC In connection with the proposed transaction between Caladrius and Cend, Caladrius filed a definitive proxy statement/prospectus/information statement with the SEC on July 29, 2022. CALADRIUS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALADRIUS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders are be able to obtain free copies of the proxy statement, prospectus and other documents filed by Caladrius with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Caladrius with the SEC by contacting Investor Relations by mail at Attn: Investor Relations, Caladrius Biosciences, Inc., 110 Allen Road, 2nd floor, Basking Ridge, NJ 07920. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed transaction. Participants in the Solicitation Caladrius and Cend, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Caladrius’ directors and executive officers is included in Caladrius’ Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 22, 2022, and amended on April 21, 2022. Additional information regarding these persons and their interests in the transaction are included in Caladrius' definitive proxy statement, which was filed with the SEC on July 29, 2022. These documents can be obtained free of charge from the sources indicated above. 2 Before I begin, I encourage you to read the complete list of disclosures in the proxy statement/prospectus that was sent to shareholders. The document is also readily available through our website under SEC Filings, which is under Financials and Filings in the Investors and News section. 2

3 Creating a new diversified therapeutics company, well-positioned for growth (Nasdaq: LSTA) Merger targeted for shareholder approval on September 13, 2022  Name derived from the Finnish for “augmented” or “enhanced”  Diverse development pipeline, strong existing & potential for future additional attractive partnerships  Ownership divided as ~50% of outstanding shares expected to be owned by each of Caladrius and Cend shareholders  Transaction values both companies at $90 million  4 Board appointees from each of Caladrius and Cend For the last almost 8 years, Caladrius has been focused principally on the development of therapies to treat or reverse serious disease by using our autologous CD34+ cell therapy platform technology. During that time, we have made notable advances and generated positive clinical data supporting the use of CD34 cell therapy in indications such as No-option Refractory Disabling Angina, Coronary Microvascular Dysfunction and Critical Limb Ischemia and Buerger’s Disease. Despite these advancements, our shareholders, of which many of our employees count themselves, have not seen the recognition through share price growth that we believe would be consistent with our achievements. While we still believe in the promise of our cell therapy platform, this lack of recognition, coupled with the challenges brought on by the COVID-19 pandemic to working in large cardiovascular indications, led us to seek a means to augment and diversify our development portfolio. The proposal to merge with Cend Therapeutics is the culmination of many months of focused investigation, evaluation and diligence with the goal of providing our shareholders with an increased probability of potentially realizing a return on their investment while achieving our mission of making innovative, effective therapies available to patients in need. The result of the proposed merger will be a combined company renamed Lisata Therapeutics. The name is derived from the Finnish word for “augmented” or “enhanced” and makes reference to the mechanism of action of the main technology that Cend will contribute to Lisata. The combined company will have a diverse clinical development pipeline, strong existing partnerships with Qilu Pharmaceutical from China and Roche and the potential for additional attractive partnerships. Ownership of Lisata is expected to be divided equally between the shareholders of Caladrius and Cend since the transaction values each company at $90 million. For Caladrius, this represents a premium to our available cash and a larger premium to our current listed market 3 capitalization. Finally, Lisata’s board of directors will be comprised of 4 directors appointed by each side. 3

Lisata Therapeutics overview  Experienced Executive and Development Leadership with extensive domain-relevant expertise  David J. Mazzo, Ph.D. – Chief Executive Officer  David Slack, M.B.A. – President and Chief Business Officer  Kristen K. Buck, M.D. – Executive Vice President of R&D and Chief Medical Officer  World-renowned Technical Advisor  Erkki Ruoslahti, M.D., Ph.D. – Scientific Founder of Cend technology  Full, capital-efficient development and public company operational infrastructure (~30 people)  Combined pipeline of multiple clinical stage assets in a variety of indications with milestones over the next 2 years  Caladrius invested $10 million in Cend along with a resource collaboration to maintain pipeline momentum  ~$70 million in net cash* [no debt] projected as of transaction closing 4*As defined in the Agreement and Plan of Merger and Reorganization dated as of April 26, 2022 Lisata will have an experienced executive and development leadership team with extensive domain-relevant expertise. I will continue in the position of CEO and the current CEO of Cend, David Slack, will become the President and Chief Business Officer. Our CMO, Dr. Kristen Buck, will continue to hold that same position in Lisata and the renowned researcher and Scientific Founder of Cend, Dr. Erkki Ruoslahti, will be a member of the Lisata board and will lead its Science and Technology committee. The combined company will have a full yet capital efficient development organization and public company infrastructure totaling about 30 people and will have a pipeline of multiple clinical programs with milestones across the portfolio projected over the next 24 months. Notably, in order to maintain and increase the momentum of development of the Cend assets, Caladrius made a $10 million investment in Cend earlier this year along with a resource collaboration. We have already seen the fruits of this partnership as evidenced by the several joint press releases that have been distributed by the partners over the last months. 4

Finally, Lisata is projected to be financially sound, with the ~$70 million of capital expected at closing anticipated to be sufficient to obviate the need for a capital raise for the foreseeable future. 4

Lisata Therapeutics strategic rationale 5 CendR Platform™ provides a targeted tissue penetration capability designed to specifically enhance drug delivery to solid tumors  Converts tumor stroma from barrier to conduit for effective delivery via co-administration of a range of chemo-, targeted and immunotherapies  Favorably modulates tumor microenvironment to be less immunosuppressive Tumor-Penetrating Nanocomplex (TPN) Platform™ with broad potential to enable nucleic acid-based therapies to effectively treat solid tumor cancers  Development candidate identification expected in 2023 CD34+ Autologous Cell Therapy  Ongoing development programs advancing to next development milestone Strong patent protection beyond 2030 with patent term extension eligibility Proprietary Platform Technologies With that as background, I will now provide more specifics behind the rationale for the proposed merger, starting with a summary of the Platform Technologies that will exist within Lisata. Coming from Cend, the CendR Platform provides a targeted tissue penetration capability designed to specifically enhance drug delivery to solid tumors by converting tumor stroma from a barrier to a conduit for effective delivery via co-administration of a range of chemo-, targeted and immunotherapies. The technology also is believed to favorably modulate the tumor microenvironment to be less immunosuppressive. Also contributed by Cend to Lisata is the Tumor-Penetrating Nanocomplex Platform™ with broad potential to enable nucleic acid-based therapies to effectively treat solid tumor cancers. A development candidate from this platform is expected to be identified in 2023. Rounding out the Lisata portfolio will be the development programs of Caladrius’ Autologous CD34+ Cell 5

Therapy Platform with ongoing development programs advancing to their next development milestone. All the Lisata platform technologies have patent protection beyond 2030 plus patent term extension eligibility. 5

Lisata Therapeutics strategic rationale 6 Lead product candidate, CEND-1, advancing in a variety of difficult-to-treat solid tumor applications  CEND-1 is currently in multiple studies in first-line, metastatic pancreatic ductal adenocarcinoma (mPDAC) in combination with standard-of-care chemotherapy  Discussions with FDA have begun to define a path to registration in the U.S.  CEND-1 development to expand to additional difficult-to-treat tumors (e.g., hepatocellular, gastric, breast cancers, etc.) and additional anti-cancer drug combinations, including immunotherapies  CEND-1 has been granted Fast Track as well as Orphan Drug Designation by the U.S. FDA in mPDAC Caladrius’ XOWNA®, HONEDRA® and CLBS201 expected to advance to next milestones in 2022/2023  FREEDOM interim analysis and XOWNA® development next steps decision by year-end 2022  HONEDRA® pre-consultation/consultation process with Japanese Regulatory Authorities under way  CLBS201 proof-of-concept results expected in 1Q2023 Robust Clinical Stage Pipeline with Broad Therapeutic Reach Our goal of having a diverse clinical development pipeline providing more opportunities for potential value creation is expected to be met by the Lisata portfolio of development candidates. The lead product candidate, CEND-1, to be known as LSTA1 post-closing, is currently in multiple clinical studies in first-line, metastatic pancreatic ductal adenocarcinoma (mPDAC) in combination with standard-of-care chemotherapy. Under the Caladrius collaboration agreement with Cend, discussions with FDA already have begun to define a path to registration in the U.S. in this high unmet medical need indication. Also under the collaboration agreement, work is underway to expand CEND-1 development to additional difficult-to-treat tumors (e.g., among those cancers under consideration are hepatocellular, gastric, breast cancers, etc.) and additional anti-cancer drug combinations, including immunotherapies (as we recently announced regarding our collaboration with Roche). In parallel, Caladrius’ XOWNA®, HONEDRA® and CLBS201 are expected to advance to their next milestones in the next 12 months with a decision on the next step in development of XOWNA® by year- 6 end, the continuation of the HONEDRA® pre-consultation/consultation process with Japanese Regulatory Authorities and the availability of CLBS201 proof-of-concept results expected in 1Q2023. 6

Lisata Therapeutics strategic rationale 7  Existing Cend strategic partnership in China with Qilu Pharmaceutical with non-dilutive milestone payments, development collaboration, and participation in downstream economics  Potential for up to $225 million in milestones and royalties on potential sales in the region  $10 million payment due for proceeding to Phase 3 in mPDAC (could be as soon as 2023)  Collaboration with Roche testing CEND-1 in combination with Tecentriq® (atezolizumab)  Additional partnership opportunities for broad applications of CEND-1 and the CendR Platform™  Anticipated combined pipeline clinical & business development milestones over the next 24 months  Experienced management team with extensive development expertise and leading scientific advisors Compelling Value Proposition As I mentioned, Lisata is expected to benefit from existing partnerships and will continue to seek additional attractive partnerships to support the development portfolio. The existing Cend strategic partnership in China with Qilu Pharmaceutical brings to Lisata non-dilutive milestone payments, development collaboration and participation in downstream economics for sales in the licensed territories of Greater China. This includes the potential for up to $225 million in milestones and royalties on potential sales in the region and a $10 million milestone payment collectable if Qilu proceeds to Phase 3 in mPDAC (this could be as soon as 2023). Additionally, as Caladrius and Cend recently announced, Cend has entered into a collaboration with Roche testing CEND-1 in combination with Tecentriq® (atezolizumab). Furthermore, based on its mechanism of action, CEND-1 is expected to potentiate the penetration into solid tumors of many other anti-cancer agents potentially providing the opportunity for Lisata to create additional partnerships. Together with the internal combined pipeline, Lisata anticipates several clinical & 7 business development milestones over the next 24 months. 7

Lisata Therapeutics projected pipeline of novel product candidates

Sponsor/Funding Institution	Trial Products	Indication	Preclinical	Phase 1	Phase 2	Phase 3
CendR Programs						
Lisata (U.S.) Ph2/3 adaptive	Gemcitabine/nab-paclitaxel ± CEND-1	First-Line Metastatic Pancreatic Ductal Adenocarcinoma (mPDAC)				Trial initiation 1Q23
SWOG - NCI (U.S.) Ph2/3	FOLFIRINOX ± CEND-1	First-Line Metastatic Pancreatic Ductal Adenocarcinoma (mPDAC)				Trial initiation 1H23
AGITG (Aus) Ph2b	Gemcitabine/nab-paclitaxel ± CEND-1	First-Line Metastatic Pancreatic Ductal Adenocarcinoma (mPDAC)				Ongoing
Qilu (China) Ph1b/2	CEND-1 + Nab-paclitaxel + Gemcitabine	First-Line Metastatic Pancreatic Ductal Adenocarcinoma (mPDAC)				Ongoing
Roche/Lisata (multi-national) Ph1b/2	CEND-1 + Nab-paclitaxel + Gemcitabine ± Atezolizumab	First-Line Metastatic Pancreatic Ductal Adenocarcinoma (mPDAC)				Trial initiation Target 4Q22
KUCC - IIT (U.S.) Ph1b/2	CEND-1 + FOLFIRINOX CEND-1 + FOLFIRINOX + Panitumumab	Resectable PDAC Colon and High-Grade Appendiceal Cancers				Trial initiation 3Q22
Lisata (U.S.) Ph2a	CEND-1 in combination with SoC	Various Solid Tumors				Trial initiation 1Q23
Lisata (U.S.) Ph1	TPN development candidate	Various Solid Tumors				Trial initiation Late 2023/early 2024
CD34+ Programs						
Lisata (U.S.) Ph2b	XOWNA® (CLBS16)	Coronary Microvascular Dysfunction				Data expected 3Q22
Lisata (Japan) Ph2	HONEDRA® (CLBS12)	Critical Limb Ischemia and Buerger's Disease				PMDA consultation 4Q23
Lisata (U.S.) Ph1	CLBS201	Diabetic Kidney Disease				Data expected 1Q23

Based on this table, I hope you can see why we characterize the Lisata pipeline as rich and diverse. CEND-1 will be in clinical trial not only in mPDAC with partners Roche and Qilu but is planned to be the subject of a Lisata-sponsored U.S. registration-supporting trial in mPDAC as well as a basket trial testing it in combination with standard of care for a variety of other solid tumor cancers, both projected to initiate in 2023. Complementing the oncology portfolio will be the anticipated progression of the CD34+ cell therapy portfolio of development candidates to their next development milestone.

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Lisata Therapeutics anticipated milestones
CEND-1 Ph2b in mPDAC (Aus) initiated 2Q 2022
CEND-1 Ph1b/2 in mPDAC + Atezolizumab (Roche; multi-national) initiation 4Q 2022
CEND-1 Ph2/3 in mPDAC initiation 1Q 2023
CEND-1 Ph1b/2 in mPDAC (Qilu; China) preliminary data target 1H 2023
CEND-1 Ph2a solid tumor basket trial initiation 2023
TPN development candidate 2023
2022
2023
2024
HONEDRA® PMDA clinical pre-consultation 3Q 2022
FREEDOM Trial interim analysis results 3Q 2022
CLBS201 topline data expected 1Q 2023
HONEDRA® non-clinical consultation meeting with PMDA 2023
caladrius

And, as I previously noted and as summarized here, the Lisata portfolio is expected to yield a number of potentially value creating clinical and business development milestones over the next 12 to 24 months.

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Merger process mechanics: What we need Caladrius shareholders to do  Proxy Statement (description of the proposed merger) has been sent to all shareholders of record  Announces the Annual Meeting of Shareholders at which the merger & related matters will be considered  The Annual Meeting of Shareholders will be held for the following purposes:  To consider and vote upon a proposal to approve the agreement and plan of merger and reorganization by and among Caladrius Biosciences and Cend Therapeutics  To consider and vote upon a proposal to approve a reverse stock split of Caladrius’ common stock  Reverse stock split required to comply with Nasdaq's minimum bid price rule  To consider and vote upon a proposal to approve the change of the corporate name from “Caladrius Biosciences, Inc.” to “Lisata Therapeutics, Inc.”  To consider and vote upon other standard annual meeting voting items 10 Caladrius shareholders are requested to vote their eligible shares according to the recommendations of the Board of Directors We at Caladrius are truly elated by the prospects for patients and shareholders that we believe that Lisata will represent and are keen to complete the merger process and drive Lisata to realize its full potential. So what can shareholders do to help in the finalization of the merger? As indicated in the proxy statement/prospectus that all shareholders on the record date should have received, you are asked to vote your eligible shares regarding the proposals put to shareholders. If you haven’t received your copy of the proxy statement/prospectus and voting instructions, please contact your broker or John Menditto at Caladrius at jmenditto@caladrius.com to arrange to receive a copy. Once you have the document, you are encouraged to read it carefully and then vote your eligible shares according to the instructions provided. Of course, we encourage you to vote your shares according to the recommendations of the board of directors and in support of the merger and associated proposals. 10

Timeline of the transaction 11  Caladrius and Cend Announced Definitive Merger Agreement  Filing of S-4 Related to the Proposed Merger with Cend Therapeutics  Record Date for determining eligibility of shares to be voted  Mailing date of Proxy Statement to Shareholders  Annual Meeting of Shareholders (virtual) April 27, 2022 June 15, 2022 July 25, 2022 August 2, 2022 September 13, 2022 9:00am (EDT) Please vote your eligible shares as soon as possible according to the recommendations of the Board of Directors We are well into the voting process and have targeted its culmination for the Annual Meeting of Shareholders scheduled to be held on September 13, 2022 at 9:00 Eastern Daylight Time. This meeting will be conducted in a virtual or on-line format to allow as many shareholders as wish to participate. Again, to help us achieve this schedule, all shareholders of record are encouraged to vote their eligible shares according to the recommendations of the Board of Directors as soon as possible. 11

Investor Relations Contact: John D. Menditto Tel: (908) 842-0084 jmenditto@caladrius.com Au g u s t 15 , 2 0 2 2 | N a s da q : CL B S Upon merger closing, to become: As always, we thank our shareholders for their support and look forward to sharing in the successes of Lisata Therapeutics in the future. 12